FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated November 27, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 30 July 2025 (official registry number 2844) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 20 and 26 November 2025 (both inclusive).

The cash amount of the shares purchased to 26 November 2025 as a result of the execution of the Buyback Programme amounts to 1,348,478,984 Euros, which represents approximately 79.3% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 15.1% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
20/11/2025	SAN	Purchase	XMAD	1,300,000	8.9802
20/11/2025	SAN	Purchase	CEUX	412,635	8.9827
20/11/2025	SAN	Purchase	TQEX	134,338	8.9764
20/11/2025	SAN	Purchase	AQEU	153,027	8.9814
21/11/2025	SAN	Purchase	XMAD	1,869,709	8.7927
21/11/2025	SAN	Purchase	CEUX	163,365	8.7743
21/11/2025	SAN	Purchase	TQEX	29,692	8.8087
21/11/2025	SAN	Purchase	AQEU	37,234	8.7960
24/11/2025	SAN	Purchase	XMAD	1,243,744	8.8746
24/11/2025	SAN	Purchase	CEUX	391,108	8.8641
24/11/2025	SAN	Purchase	TQEX	148,271	8.8677
24/11/2025	SAN	Purchase	AQEU	216,877	8.8590
25/11/2025	SAN	Purchase	XMAD	2,073,844	8.9554
25/11/2025	SAN	Purchase	CEUX	120,868	8.9345
25/11/2025	SAN	Purchase	TQEX	30,004	8.9299
25/11/2025	SAN	Purchase	AQEU	75,284	8.9400
26/11/2025	SAN	Purchase	XMAD	1,749,025	9.1302
26/11/2025	SAN	Purchase	CEUX	150,663	9.1293
26/11/2025	SAN	Purchase	TQEX	23,766	9.1412
26/11/2025	SAN	Purchase	AQEU	76,546	9.1396
			TOTAL	10,400,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 27 November 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 20/11/2025 and 26/11/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-20-a-26-11-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 28, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance